CASTLE METALS CORPORATION

CDNX : CI

November 23, 2001

SUPPL


RECEIVED
JAN 1 8 2002
316

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Canadian Venture Exchange

Dear Mesdames/Sirs:

Corporation: ***Castle Metals Corporation***
Mailing Date: ***November 23, 2001***

Pursuant to National Policy Statement No. 41 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- 3rd Quarter Report for the Period Ending September 30, 2001.


02002594

Yours truly,

CASTLE METALS CORPORATION

PROCESSED
JAN 2 9 2002
THOMSON FINANCIAL

Debra Watkins
Corporate Secretary

:cn/encl

Copy to: Pacific Corporate Trust Company
Dale, Matheson, Carr-Hilton
Securities & Exchange Commission (File No. 12G #82-2472)
Morton & Company

1255 West Pender Street, Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
CASTLE METALS CORPORATION	SEPT. 30/01	01/11/23

ISSUER ADDRESS
1255 WEST PENDER STREET

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BRITISH COLUMBIA V6E 2V1	(604) 687-3141	(604) 687-2038

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
CARMON CURRIE	CONTROLLER	(604) 687-2038

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ccurrie@dsm.ca	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	DONALD R. SHELDON	01/11/23
[signature]	EUGENE BEUKMAN	01/11/23

CASTLE METALS CORPORATION
BALANCE SHEET
September 30, 2001 and December 31, 2000
(Unaudited)

	Sep 30 2001	Dec 31 2000
ASSETS		
Current Assets		
Cash	$ 3,430	$ 13,976
Accounts receivable	5,641	13,730
	9,071	27,706
Resource Property Interests		
Mineral properties	1,024,428	1,019,018
Deferred exploration expenditures	4,248,896	4,251,096
	5,273,325	5,270,114
Capital Assets	37,180	46,106
	$ 5,319,575	$ 5,343,926
LIABILITIES		
Current Liabilities		
Accounts payable	$ 165,909	$ 121,963
SHAREHOLDERS' EQUITY		
Share Capital		
Share capital	20,989,923	20,970,920
Contributed surplus	2,513,276	2,513,276
Deficit	(18,349,534)	(18,262,233)
	5,153,665	5,221,963
	$ 5,319,575	$ 5,343,926


Donald R. Sheldon


Eugene Beukman

CASTLE METALS CORPORATION
STATEMENT OF DEFICIT
For the Nine Months Ending September 30, 2001 and 2000
(Unaudited)

	Sep 30 2001	Sep 30 2000
DEFICIT, beginning of period	$ 18,262,233	$ 18,002,144
NET LOSS FOR THE PERIOD	87,301	187,350
DEFICIT, end of period	18,349,534	18,189,495

CASTLE METALS CORPORATION
STATEMENT OF OPERATIONS
For the Nine Months Ending September 30, 2001 and 2000
(Unaudited)

	3 months Ended Sep 30 2001	9 months Ended Sep 30 2001	3 months Ended Sep 30 2000	9 months Ended Sep 30 2000
ADMINISTRATIVE EXPENSES				
Accounting, audit and legal	$ 9,732	$ 28,921	$ 30,306	$ 41,217
Amortization	2,975	8,926	3,419	8,205
Bank charges and interest	259	347	73	378
Consulting	-	6,000	10,472	27,972
Filing & transfer agent fees	3,020	8,476	2,917	9,613
Management fees	7,500	22,500	7,000	18,500
Office rent and operations	-	2,008	10,786	19,889
Shareholder information	55	10,149	55	11,825
Travel	-	-	1,779	1,779
	23,541	87,327	66,807	139,378
LOSS BEFORE OTHER ITEMS	23,541	87,327	66,807	139,378
OTHER ITEMS				
Interest income	(1)	(26)	(111)	(116)
Loss on sale of marketable securities			-	1,606
Writeoff of mineral properties			46,756	46,756
Writeoff of accounts payable			-	(274)
	(1)	(26)	46,645	47,972
NET LOSS FOR THE PERIOD	23,540	87,301	113,452	187,350
LOSS PER SHARE	$ 0.001	$ 0.005	$ 0.006	$ 0.011

CASTLE METALS CORPORATION
STATEMENT OF CASH FLOWS
For the Nine Months Ending September 30, 2001 and 2000
(Unaudited)

	3 months Ended Sep 30 2001	9 months Ended Sep 30 2001	3 months Ended Sep 30 2000	9 months Ended Sep 30 2000
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (23,540)	$ (87,301)	$ (113,452)	$ (187,350)
Items not affecting cash:				
Amortization	2,975	8,926	3,419	8,205
Loss on sale of marketable securities	-	-	-	1,606
	(20,565)	(78,375)	(110,033)	(177,539)
Net change in non-cash working capital items	20,348	52,038	28,659	21,497
	(217)	(26,337)	(81,374)	(156,042)
INVESTING ACTIVITIES				
Acquisition of capital assets	-	-	(1,455)	(16,655)
Acquisition of mineral properties	-	-	-	(80,000)
Deferred exploration expenditures	-	(3,209)	(41,181)	(170,627)
Proceeds on sale of marketable securities	-	-	-	3,724
	-	(3,209)	(42,636)	(263,558)
FINANCING ACTIVITIES				
Issue of shares	-	19,000	187,225	482,935
	-	19,000	187,225	482,935
INCREASE (DECREASE) IN CASH	(217)	(10,546)	63,215	63,335
CASH, beginning of the period	3,647	13,976	387	267
CASH, end of period	$ 3,430	$ 3,430	$ 63,602	$ 63,602

CASTLE METALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Nine Months Ending September 30, 2001 and 2000
(Unaudited)

---

1. Nature of Operations

The company is primarily engaged in the acquisition, exploration and development of mineral properties. Funding for operations is obtained through public and private share issuances.

2. Accounting Policies

These interim financial statements should be read in conjuction with the annual financial statements as at December 31, 2000. The accounting policies and methods have not changed.

3. Share Capital

During the period the Company completed a private placement of 190,000 Units at a price of $0.10 per Unit.

Castle Metals Corporation
For the Nine Months Ended September 30, 2001
Schedule "B"

1. **Related Party Transactions**

a) Amounts paid to a corporation with Directors in Common

Accounting Fees	$ 22,500
Management Fees	$ 22,500

b) Amounts paid to Directors for consulting services: $6,000

2. a) Securities Issued During the Period:

Name	Number of Shares	Price
Placement	190,000	$0.10

b) Options Granted During the Period: Nil.

c) Options Cancelled During the Period:

Name	Number of Shares	Exercise Price	Expiry Date
Employee	15,000	$0.15	05/11/2005

3. a) Authorized Capital 100,000,000 Common Shares, no par value
Issued and Outstanding 17,854,260 Common Shares for $20,989,920

b) Outstanding Options:

Name	Number of Shares	Exercise Price	Expiry Date
Directors	465,882	$0.15	05/11/2005
Employees	80,000	0.15	05/11/2005
Consultants	225,000	0.15	05/11/2005

Outstanding Share Purchase Warrants:

No. of Warrants	Exercise Price	Expiry Date
4,470,000	$0.20	7/12/02
397,000	$0.20	7/12/02
190,000	$0.10	6/18/03

c) Shares in Escrow - NIL

d) Directors/Officers:

Donald Sheldon – President/Director
Eugene Beukman - Director
Gordon Keevil – Director
Debra Watkins – Secretary

4. Mineral Properties

Labrador	$ 698,252
Quebec	8,766
British Columbia	317,410
	$1,024,428

CASTLE METALS CORPORATION
SCHEDULES OF DEFERRED EXPLORATION EXPENSES
QUARTER ENDED September 30, 2001

	2000 **$**
LABRADOR	
Aircraft rental and transportation	1,267,031
Assays	6,597
Camp	120,587
Communications	85,656
Drilling - contract services	1,011,305
- support services	104,203
- transportation	862,463
Fuel	192,292
General and miscellaneous	265,693
Geologist	607,026
Geophysics	331,366
Maps	6,537
Meals and accommodation	123,040
Operating fees	464,975
Supplies and equipment	94,440
Wages and benefits	184,378
	5,727,589
Less: cash recovered	(1,703,930)
	4,023,659
QUEBEC	
Assays	10,499
General and miscellaneous	3,126
Geologist	1,343
Geophysics	7,762
Operating fees	1,322
Staking	18,007
	42,059
BRITISH COLUMBIA	
Aircraft rental and transportation	39,829
Assays	13,259
Geologist and other labour	93,852
Geophysics	46,525
General and miscellaneous	18,386
Maps	9,009
Meals and accommodation	23,275
Staking	2,158
Supplies and equipment	14,176
	258,679
Less: cash recovered	(77,291)
	183,178
	4,248,896

CASTLE METALS CORPORATION
MANAGEMENT DISCUSSION
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2001
Schedule "C"

TO OUR SHAREHOLDERS:

Description of Business

CASTLE METALS CORPORATION (the "Issuer") was incorporated pursuant to the laws of British Columbia on February 19, 1987 under the name of Castle Minerals Inc. by Memorandum of Articles filed with the Registrar of Companies for British Columbia. On January 27, 1995, pursuant to a special resolution passed on November 22, 1994, the Issuer changed its name to Castle Rock Exploration Corp. and amended its Memorandum accordingly. On August 24, 1998, pursuant to a special resolution of the Issuer's shareholders passed on June 19, 1998, the Issuer changed its name to Castle Metals Corporation and amended its Memorandum accordingly.

The Issuer does not have any subsidiaries.

The Issuer was established in 1987 to engage in the acquisition, exploration and development of mineral properties. The Issuer became a reporting issuer in British Columbia on August 4, 1988 and had its shares listed, posted and called for trading on the Canadian Venture Exchange (the "Exchange") on February 16, 1989. Subsequently, the Issuer became a reporting issuer in Ontario. The President of the Issuer joined the Board of Directors and has had an active role with the Issuer since March 1994.

During the past five years, the Issuer acquired several mineral properties outright through staking or purchase and entered into option agreements to earn interests in several others. The Issuer subsequently abandoned and/or disposed of its interest in several of its mineral properties. Currently, the Issuer owns or holds options to acquire interests in the following properties:

a) The Issuer holds a 100% interest in the Plug Property situated in Canton Deschamps, approximately 150 kms northeast of Senneterre, Quebec (the "Plug Property").
b) The Issuer holds a 100% interest in the Lac Delafond and Mesplet Properties (the "Lac Delafond and Mesplet Properties") which are subject to a 2.5% Net Smelter Return payable to Overburden Drilling Mangement Limited. The LacDelafond Property is situated in Canton de Maseres, 150 kms northeast of Val D'Or, Quebec and approximately 30 kms west of the Grenville Front. The Mesplet Property is situated in the northern half of Canton Mesplet.
c) The Issuer holds a 70% interest in 532 claims located in the Okak Valley of Labrador.
d) The Issuer holds various interests, pursuant to five agreements, in four groups of placer claims and one group of mineral claims located in the historic Wells – Barkerville gold camp, approximately 75 kilometres east of the town of Quesnel in central British Columbia.
e) The Issuer holds a 37.5% interest in the Elk 1 to 12 modified grid mineral claims ("Elk 1 to 12 Claims") also located in Wells - Barkerville gold mining camp.
f) The Issuer holds a 100% interest by staking the Milk 1 Claim (the "Milk 1 Claim") located over the Milk Ranch Mountain situated in the Wells - Barkerville gold mining camp.
g) The Issuer holds a 100% interest by staking the Grub 40 and Grub 41 Claims ("Grub 40 and Grub 41 Claims") located south of the historic town of Stanley in the Barkerville gold mining camp.
h) As of October, 2001, the Issuer holds a 65% interest in 7 mineral claims in three separate hardrock properties located in the Cariboo and Omineca Mining Division, British Columbia, collectively referred to as the Nechako Gold Properties.

CASTLE METALS CORPORATION
MANAGEMENT DISCUSSION FOR 3RD QUARTER ENDED SEPTEMBER 30, 2001
Schedule "C"

Wells/Barkerville Area of B.C.
A key focus of the Barkerville Gold Project Y2K exploration program was delineating mineralization on the Grub group of mineral claims located south of the former townsite of Stanley, BC. The Stanley property straddles the upper reaches of Lightening Creek, which was historically one of the most prolific gold producing streams in the district. The geological setting is analogous to rocks in the Wells-Barkerville area and consists of interbedded sequences of muscovite schist, quartzite and phyllite. The Lightening Creek anticline lies parallel to the creek with zones of strong deformation and alteration exposed in the overturned southern limb.

Prospecting early in the program identified four areas of mineralization that was subsequently followed up with soil and stream geochemical sampling, ground magnetic surveys and trenching. Results have been encouraging throughout the program with anomalous levels of gold, silver and indicator elements such as arsenic, antimony and mercury outlining areas of alteration.

The Y2K program culminated in the excavation of 23 trenches totaling 360 metres over coincident geochemical and magnetic anomalies on five target areas. Results of the trenching program are disappointing. Geochemically anomalous concentrations of indicator elements were returned from samples collected throughout the trenches. The highest gold level obtained was 62.5 ppb collected from a 1.2 metre chip sample of tan brown schist in TR2K-05. Additional trenching within massive, granular limonitic quartz failed to return elevated concentrations of gold or indicator elements.

The syndicate will continue to explore the substantial fractional holdings on the Elk claims within the Bonanza Ledge discovery as well as assess the three other claim blocks in the district.

The Stanley property is located in the historic Cariboo Gold District of central BC, where more than 3.2 million ounces of gold have been recovered form placer and hardrock mines. The area covered by the Grub claims was actively mined during the Cariboo Gold Rush. Approximately 250,000 ounces of gold was recovered from gravels along Lightening Creek and tributaries. A bedrock source for this gold has, as yet, not been identified.

Quebec
During the previous field season, Castle Metals (20%) and its joint venture partners, Norcal Resources (40%) and Gold Giant Minerals (40%), continued exploration of the Aurville claim blocks, located approximately 150 km from Vald'Or, In Quebec. In addition to its 20% interest in Aurville, Castle maintains a 100% interest in three other claims that are all located within the easternmost boundary of the Abitibi sub-province. They were staked for their proximity and similarities to local, producing mining camps along this "Greenstone Belt" and had never previously been explored for their base metal and gold prospectively.

Discussion of Operations and Financial Condition
The Company's working capital deficiency as at September 30, 2001 was $156,838 compared with $94,257 as at December 31, 2000.

The Company's historical capital needs have been met by equity financing and the exercise of stock options. The Company will require additional financing to fund any additional work programs or development work. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Company.

CASTLE METALS CORPORATION
MANAGEMENT DISCUSSION FOR 3RD QUARTER ENDED SEPTEMBER 30, 2001
Schedule "C"

The Company had a net loss of $87,301 for the nine months ended September 30, 2001 compared with $187,350 for the nine months ended September 30, 2000.

The foregoing discussion and analysis of the results of operations of the Company for the 2001 and 2000 quarters should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in accounting policies during the two year period.

Transactions with Related Parties
Please see Schedule B.

Subsequent Events

a) **Property Acquisition**
The Company was granted approval by the Canadian Venture Exchange on November 8, 2001 to enter into an option agreement to acquire a 65% interest in the three epithermal gold prospects in central British Columbia. The Clisbako, Laidman and Holy Cross properties are all located within the Nechako Plateau, which is a similar geological environment to that which hosts the large gold deposits in Nevada and the American Southwest. Previous exploration on all three properties has identified gold mineralization in both veins and disseminated within epithermal alteration systems.

b) **Shares for debt**
The Company has agreed to settle an aggregate of $140,000 of debt owed to a company controlled by a director, by issuance of an aggregate 1,400,000 common shares of the Company at a deemed price of $0.10 per share.

c) **Private Placement**
The Company has agreed to a non-brokered private placement of up to 2,000,000 Special Warrants at a price of $0.05 per Special Warrant. Each Special Warrant will entitle the holder to acquire, at no additional cost, one unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of 12 months. The net proceeds of this private placement will be used to fund the Company's exploration expenditures.

d) **Grant of Stock Options**
The Company has granted stock options to a director and a consultant of the Company in the amount of 1,000,000 shares at a price of $0.10 per share, exercisable up to and including November 1, 2006.

e) **Warrant Repricing**
The Company will be seeking Canadian Venture Exchange approval for an amendment to reduce the exercise price of certain share purchase warrants which were granted on July 12, 2000 and expire on July 12, 2002, to CDN $0.10. Included among the Amended Warrants are 400,000 warrants registered to one insider of the Company (250,000 warrants are held directly and 150,000 warrants are held in trust).

CASTLE METALS CORPORATION
MANAGEMENT DISCUSSION FOR 3RD QUARTER ENDED SEPTEMBER 30, 2001
Schedule "C"

Financings, Principal Purposes and Milestone
The Company completed a private placement of 190,000 units at a price of $0.10 per Unit. The net proceeds of this private placement were used to pay the Company's costs for preparation, printing, mailing and filing of its Annual General Meeting material.

Liquidity and Solvency
The Company's ability to meet its obligations and maintain operations is contingent upon financing arrangements and the support of its creditors.

On Behalf of the Board of Directors



Donald R. Sheldon
President